Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 14 DATED OCTOBER 10, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 9, dated August 3, 2012, Supplement No. 10, dated August 9, 2012, Supplement No. 11, dated August 15, 2012, Supplement No. 12, dated September 5, 2012, and Supplement No. 13, dated September 21, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 14 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 14 is to disclose:

•	the status of our public offering; and

•	our recent property acquisitions.

Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of October 5, 2012, we had received and accepted investors’ subscriptions for and issued 17,991,587 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $178,935,511. As of October 5, 2012, we had raised approximately $184,628,798 in gross offering proceeds in both our private and public offerings. As previously disclosed, effective September 10, 2012, we increased the offering price per share in our public offering from $10.00 to $10.24 and the offering price for shares issued pursuant to our distribution investment plan from $9.50 to $9.73.
As of October 5, 2012, approximately 132,235,065 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As previously disclosed, on September 11, 2012, or the Hilliard Park closing date, we acquired a 201-unit multifamily residential community located in Columbus, Ohio, commonly known as Hilliard Park Apartments, or the Hilliard Park property. On September 28, 2012, or the Hilliard Summit closing date, we acquired a 208-unit multifamily residential community located in Columbus, Ohio, commonly known as Hilliard Summit, or the Hilliard Summit property. The Hilliard Park property and the Hilliard Summit property were acquired from the same third-party seller and are located in the same geographic area. We view the acquisition of the Hilliard Park property and the Hilliard Summit property as a series of related transactions with respect to an acquisition of a portfolio of properties.
With the acquisition of these two properties, we have invested approximately $320 million in 19 properties in nine states representing 4,102 multifamily units and approximately 4,102,925 square feet of residential space and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased eleven additional properties so far in 2012.
Acquisition of Hilliard Park Apartments
On the Hilliard Park closing date, we acquired from a third party seller a 100% membership interest in Hilliard Park Partners, L.L.C., or Hilliard Park Partners, which is the fee simple owner of the Hilliard Park property, through SIR Hilliard Park, LLC, or SIR Hilliard Park, a wholly-owned subsidiary of our operating partnership. On the Hilliard Park closing date, Steadfast Asset Holdings, Inc., or Steadfast Holdings, our affiliate, assigned to SIR Hilliard Park the Purchase and Sale Agreement and Joint Escrow Instructions, dated August 8, 2012, for the purchase of the membership interests in Hilliard Park Partners and all rights pertaining thereto, along with certain related personal and intangible property, including, without limitation, the Hilliard Park property.

Financing and Fees
SIR Hilliard Park acquired the Hilliard Park property through its purchase of the membership interests of Hilliard Park Partners for an aggregate purchase price of $19,800,000, excluding closing costs. SIR Hilliard Park funded the payment of the purchase price for the Hilliard Park property with proceeds from our ongoing public offering. On September 28, 2012, we obtained mortgage financing on the Hilliard Park property in the aggregate principal amount of $13,860,000 from PNC Bank, National Association, or the lender, pursuant to the requirements of the Fannie Mae DUS Supplemental Loan Program, which we refer to as the “Hilliard Park loan,” as evidenced by a Multifamily Note, or Hilliard Park note, and Multifamily Loan and Security Agreement, or the Hilliard Park loan agreement.
An acquisition fee of approximately $398,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Hilliard Park property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Hilliard Park property as of the closing of the acquisition was 6.67%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.
Hilliard Park Loan
In connection with the financing of the Hilliard Park property, Hilliard Park Partners borrowed $13,860,000 from the lender pursuant to the Hilliard Park loan. The Hilliard Park loan has a 120 month term with a maturity date of October 1, 2022, or the Hilliard Park maturity date. Hilliard Park Partners paid a loan origination fee of $110,880 to the lender in connection with the Hilliard Park loan.
Interest on the outstanding principal balance of the Hilliard Park loan will accrue at a fixed rate of 3.62% per annum, or the Hilliard Park interest rate, and a monthly payment will be due and payable on the first day of each month, commencing November 1, 2012 and continuing until the monthly payment due on November 1, 2013, in an amount to vary as described in the Hilliard Park loan agreement. Beginning on November 1, 2013 and continuing until and including the monthly payment due on the Hilliard Park maturity date, a monthly payment of principal and interest in the amount of $63,169.71 will be due and payable on the first day of each month. The entire outstanding principal balance of the Hilliard Park loan, plus any accrued and unpaid interest thereon, is due and payable in full on the Hilliard Park maturity date. So long as any monthly payment or any other amount due under the Hilliard Park loan remains past due for 30 days or more, interest will accrue on the unpaid principal balance of the Hilliard Park loan at a rate equal to the lesser of the Hilliard Park interest rate plus 4.0% or the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Hilliard Park loan is not received by the lender within 10 days after such payment is due, Hilliard Park Partners will pay to the lender, immediately and without demand by the lender, a late charge equal to 5.0% of the amount of the payment due.
Hilliard Park Partners may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Hilliard Park loan and all accrued interest thereon and other sums due to the lender under the Hilliard Park loan on the last day of any calendar month during the term of the Hilliard Park loan, provided that Hilliard Park Partners must provide the lender with at least 20 days notice (if such notice is provided via facsimile, e-mail, or overnight courier) or at least 30 days notice (if such notice is provided via U.S. Postal Service) and not more than 60 days prior written notice of such prepayment. Hilliard Park Partners must also pay a prepayment fee to the lender, calculated in accordance with the terms of the Hilliard Park loan agreement, in connection with any voluntary prepayment of the Hilliard Park loan.

The performance of the obligations of Hilliard Park Partners under the Hilliard Park loan are secured by a Open-End Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, or Hilliard Park mortgage, by Hilliard Park Partners to and for the benefit of the lender with respect to the Hilliard Park property. Additionally, pursuant to an Assignment of Management Agreement, Hilliard Park Partners assigned all of its rights, title and interests in the Hilliard Park Management Agreement, or the Hilliard Park management agreement (as described below), to the lender, effective upon an event of default under any of the Hilliard Park loan documents (defined below).
Pursuant to the Hilliard Park loan agreement, Hilliard Park Partners will have no personal liability under the Hilliard Park note, the Hilliard Park loan agreement or any other loan document, which we collectively refer to as the “Hilliard Park loan documents,” for the repayment of the principal and interest and any other amounts due under the Hilliard Park loan documents, which we refer to as the “indebtedness,” or for the performance of any other obligations under the Hilliard Park loan documents; provided, however, that Hilliard Park Partners will be personally liable to the lender for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of Hilliard Park Partners to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Hilliard Park loan documents, (2) failure of Hilliard Park Partners to maintain all required insurance policies required by the Hilliard Park loan documents, (3) failure of Hilliard Park Partners to apply all insurance proceeds and condemnation proceeds as required by the Hilliard Park loan documents, (4) failure of Hilliard Park Partners to comply with the provisions of the Hilliard Park loan documents relating to the delivery of books and records, statements, schedules and reports, (5) failure to apply rents from the Hilliard Park property (with exceptions) to the ordinary and necessary expenses of owning and operating the Hilliard Park property and the indebtedness, (6) waste or abandonment of the Hilliard Park property or (7) gross negligence or reckless unintentional material misrepresentation or omission by Hilliard Park, our company or any officer, director, partner, member, manager, shareholder, or trustee in connection with the on-going financial or other reporting required by the Hilliard Park loan documents. In addition, Hilliard Park Partners will be personally liable to the lender for the repayment of all indebtedness, and the Hilliard Park loan will be fully recourse to Hilliard Park Partners, upon the occurrence of, among other events, (1) fraud or written material misrepresentation or material omission by Hilliard Park Partners, our company or any officer, director, partner, member, manager, shareholder or trustee of Hilliard Park Partners or our company in connection with the indebtedness, (2) Hilliard Park Partner’s acquisition of any real property other than the Hilliard Park property or operation of any business other than the management of the Hilliard Park property, (3) certain prohibited transfers of ownership interests in Hilliard Park Partners or the Hilliard Park property, (4) certain bankruptcy and insolvency events with respect to Hilliard Park Partners or (5) fraud or written intentional material misrepresentation or intentional material omission by Hilliard Park Partners, our company or any officer, director, partner, member, manager, shareholder or trustee of Hilliard Park Partners or our company in connection with the on-going financial or other reporting required by the Hilliard Park loan documents or any request for action or consent by the lender.
In connection with the Hilliard Park loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender the full and prompt payment and performance when due of all amounts, obligations and liabilities for which Hilliard Park Partners is personally liable under the Hilliard Park note (as described above) and the Hilliard Park environmental indemnity (as described below). We also have absolutely, unconditionally and irrevocably guaranteed to the lender all costs and expenses incurred by the lender in enforcing the rights we guaranteed.
On September 28, 2012, Hilliard Park Partners entered into an Environmental Indemnity Agreement, or the Hilliard Park environmental indemnity, pursuant to which Hilliard Park Partners agreed to indemnify, defend and hold harmless the lender and its affiliates or any other person identified by the lender that is involved in the origination or servicing of the Hilliard Park loan, from and against all actions, suits, claims, proceedings, orders, damages, penalties and costs that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances in, on or under the Hilliard Park property or any property that is adjacent to the Hilliard Park property and that may have derived from the Hilliard Park property, (2) any actual or alleged non-compliance with or violation of any environmental laws applicable to the Hilliard Park property, (3) any breach of any representation or warranty or covenant made in the Hilliard Park environmental indemnity by Hilliard Park Partners, (4) any failure by Hilliard Park Partners to perform any of its obligations under the Hilliard Park environmental indemnity, (5) any remedial work as defined in the Hilliard Park environmental indemnity or (6) existence or alleged existence of prohibited activity or condition as defined in the Hilliard Park environmental indemnity.

Management of the Property
On the Hilliard Park closing date, Hilliard Park Partners and Steadfast Management Company, Inc., or the property manager, entered into the Hilliard Park management agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Hilliard Park property. Pursuant to the Hilliard Park management agreement, Hilliard Park Partners will pay the property manager a monthly management fee in an amount equal to 3.0% of the Hilliard Park property’s gross collections (as defined in the Hilliard Park management agreement) for each month. The Hilliard Park management agreement has an initial term that expires on September 11, 2013 and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Hilliard Park management agreement. Hilliard Park Partners may terminate the Hilliard Park management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Hilliard Park management agreement due to a material breach of the other party’s obligations under the agreement that remains uncured for 30 days after written notification of such breach.

Description of the Property
The Hilliard Park property is a 201-unit residential community constructed in 2000. The Hilliard Park property is comprised of 26 two-story residential buildings on a 16.6-acre site. The apartments at the Hilliard Park property consist of a mix of two and three-bedroom units averaging 1,140 square feet per unit. Average in-place monthly rent at the Hilliard Park property was approximately $985 as of October 2, 2012. Unit amenities at the Hilliard Park property include oak cabinetry in kitchens and bathrooms, vertical and horizontal blinds, attractive lighting packages, GE/Whirlpool appliances, garbage disposals, washer and dryer hookups, walk-in closets and patio or balcony decks. In addition, select units have full basements, attached garages and vaulted ceilings. Property amenities at the Hilliard Park property include a park area with gazebo, a playground, a golf putting green, basketball court and central mail center. Occupancy at the Hilliard Park property was 97% as of October 2, 2012.
Management currently has no material plans for capital improvements at the Hilliard Park property and believes that the Hilliard Park property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Hilliard Park property total approximately $370,000.
The Hilliard Park property is located in a fast growing suburb approximately eight miles west of downtown Columbus and is served by the Hilliard City School District, which is recognized for its academic excellence in Ohio. The Hilliard Park property faces competition from other multifamily apartment properties located in the Columbus, Ohio market.
For federal income tax purposes, we estimate that the depreciable basis in the Hilliard Park property will be approximately $17,800,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.

Acquisition of Hilliard Summit Apartments
On the Hilliard Summit closing date, we acquired from a third party seller a 100% membership interest in Hilliard Meadows Apartments, LLC, or Hilliard Meadows, which is the fee simple owner of Hilliard Summit, or the Hilliard Summit property, through SIR Hilliard Summit, LLC, or SIR Hilliard Summit, a wholly-owned subsidiary of our operating partnership. On the Hilliard Summit closing date, Steadfast Holdings assigned to SIR Hilliard Summit the Purchase and Sale Agreement and Joint Escrow Instructions, dated August 8, 2012, for the purchase of the membership interests in Hilliard Meadows and all rights pertaining thereto, along with certain related personal and intangible property, including, without limitation, the Hilliard Summit property.

Financing and Fees
SIR Hilliard Summit acquired the Hilliard Summit property through its purchase of the membership interests of Hilliard Meadows for an aggregate purchase price of $24,100,000, excluding closing costs. SIR Hilliard Summit funded the payment of the purchase price for the Hilliard Summit property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $16,800,000 from the lender, pursuant to the requirements of the Fannie Mae DUS Supplemental Loan Program, which we refer to as the “Hilliard Summit loan,” as evidenced by a Multifamily Note, or Hilliard Summit note, and Multifamily Loan and Security Agreement, or the Hilliard Summit loan agreement.
An acquisition fee of approximately $485,000 was earned by our advisor, in connection with the acquisition of the Hilliard Summit property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Hilliard Summit property as of the closing of the acquisition was 6.62%.
Hilliard Summit Loan
In connection with the financing of the Hilliard Summit property, Hilliard Meadows borrowed $16,800,000 from the lender pursuant to the Hilliard Summit loan. The Hilliard Summit loan has a 120 month term with a maturity date of October 1, 2022, or the Hilliard Summit maturity date. Hilliard Meadows paid a loan origination fee of $134,400 to the lender in connection with the Hilliard Summit loan.
Interest on the outstanding principal balance of the Hilliard Summit loan will accrue at a rate of 3.56% per annum, or the Hilliard Summit interest rate, and a monthly payment will be due and payable on the first day of each month, commencing November 1, 2012 and continuing until the monthly payment due on November 1, 2013, in an amount to vary as described in the Hilliard Summit loan agreement. Beginning on November 1, 2013 and continuing until and including the monthly payment due on the Hilliard Summit maturity date, a monthly payment of principal and interest in the amount of $76,003.31 will be due and payable on the first day of each month. The entire outstanding principal balance of the Hilliard Summit loan, plus any accrued and unpaid interest thereon, is due and payable in full on the Hilliard Summit maturity date. So long as any monthly payment or any other amount due under the Hilliard Summit loan remains past due for 30 days or more, interest will accrue on the unpaid principal balance of the Hilliard Summit loan at a rate equal to the lesser of the Hilliard Summit interest rate plus 4.0% or the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Hilliard Summit loan is not received by the lender within 10 days after such payment is due, Hilliard Meadows will pay to the lender, immediately and without demand by the lender, a late charge equal to 5.0% of the amount of the payment due.
Hilliard Meadows may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Hilliard Summit loan and all accrued interest thereon and other sums due to the lender under the Hilliard Summit loan on the last day of any calendar month during the term of the Hilliard Summit loan, provided that Hilliard Meadows must provide the lender with at least 20 days notice (if such notice is provided via facsimile, e-mail, or overnight courier) or at least 30 days notice (if such notice is provided via U.S. Postal Service) and not more than 60 days prior written notice of such prepayment. Hilliard Meadows must also pay a prepayment fee to the lender, calculated in accordance with the terms of the Hilliard Summit loan agreement, in connection with any voluntary prepayment of the Hilliard Summit loan.
The performance of the obligations of Hilliard Meadows under the Hilliard Summit loan are secured by a Open-End Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, or the Hilliard Summit mortgage, by Hilliard Meadows to and for the benefit of the lender with respect to the Hilliard Summit property. Additionally, pursuant to an Assignment of Management Agreement, Hilliard Meadows assigned all of its rights, title and interests in the Hilliard Summit Management Agreement, or Hilliard Summit management agreement (as described below), to the lender, effective upon an event of default under any of the Hilliard Summit loan documents (defined below).

Pursuant to the Hilliard Summit loan agreement, Hilliard Meadows will have no personal liability under the Hilliard Summit note, the Hilliard Summit loan agreement or any other loan document, which we collectively refer to as the “Hilliard Summit loan documents,” for the repayment of the principal and interest and any other amounts due under the Hilliard Summit loan documents, which we refer to as the “Hilliard Summit indebtedness,” or for the performance of any other obligations under the Hilliard Summit loan documents; provided, however, that Hilliard Meadows will be personally liable to the lender for the repayment of a portion of the Hilliard Summit indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of Hilliard Meadows to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the Hilliard Summit loan documents, (2) failure of Hilliard Meadows to maintain all required insurance policies required by the Hilliard Summit loan documents, (3) failure of Hilliard Meadows to apply all insurance proceeds and condemnation proceeds as required by the Hilliard Summit loan documents, (4) failure of Hilliard Meadows to comply with the provisions of the Hilliard Summit loan documents relating to the delivery of books and records, statements, schedules and reports, (5) failure to apply rents from the Hilliard Summit property (with exceptions) to the ordinary and necessary expenses of owning and operating the Hilliard Summit property and the Hilliard Summit indebtedness, (6) waste or abandonment of the Hilliard Summit property or (7) gross negligence or reckless unintentional material misrepresentation or omission by Hilliard Summit, our company or any officer, director, partner, member, manager, shareholder, or trustee in connection with the on-going financial or other reporting required by the Hilliard Summit loan documents. In addition, Hilliard Meadows will be personally liable to the lender for the repayment of all Hilliard Summit indebtedness, and the Hilliard Summit Loan will be fully recourse to Hilliard Meadows, upon the occurrence of, among other events, (1) fraud or written material misrepresentation or material omission by Hilliard Meadows, our company or any officer, director, partner, member, manager, shareholder or trustee of Hilliard Meadows or our company in connection with the Hilliard Summit indebtedness, (2) Hilliard Meadows’ acquisition of any real property other than the Hilliard Summit property or operation of any business other than the management of the Hilliard Summit property, (3) certain prohibited transfers of ownership interests in Hilliard Meadows or the Hilliard Summit property, (4) certain bankruptcy and insolvency events with respect to Hilliard Meadows or (5) fraud or written intentional material misrepresentation or intentional material omission by Hilliard Meadows, our company or any officer, director, partner, member, manager, shareholder or trustee of Hilliard Meadows or our company in connection with the on-going financial or other reporting required by the Hilliard Summit loan documents or any request for action or consent by the lender.
In connection with the Hilliard Summit loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender the full and prompt payment and performance when due of all amounts, obligations and liabilities for which Hilliard Meadows is personally liable under the Hilliard Summit note (as described above) and the Hilliard Summit environmental indemnity (as described below). We also have absolutely, unconditionally and irrevocably guaranteed to the lender all costs and expenses incurred by the lender in enforcing the rights we guaranteed.
On the Hilliard Summit closing date, Hilliard Meadows entered into an Environmental Indemnity Agreement, or the Hilliard Summit environmental indemnity, pursuant to which Hilliard Meadows agreed to indemnify, defend and hold harmless the lender and its affiliates or any other person identified by the lender that is involved in the origination or servicing of the Hilliard Summit loan, from and against all actions, suits, claims, proceedings, orders, damages, penalties and costs that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances in, on or under the Hilliard Summit property or any property that is adjacent to the Hilliard Summit property and that may have derived from the Hilliard Summit property, (2) any actual or alleged non-compliance with or violation of any environmental laws applicable to the Hilliard Summit property, (3) any breach of any representation or warranty or covenant made in the Hilliard Summit environmental indemnity by Hilliard Meadows, (4) any failure by Hilliard Meadows to perform any of its obligations under the Hilliard Summit environmental indemnity, (5) any remedial work as defined in the Hilliard Summit environmental indemnity or (6) existence or alleged existence of prohibited activity or condition as defined in the Hilliard Summit environmental indemnity.

Management of the Property
On the Hilliard Summit closing date, Hilliard Meadows and the property manager entered into the Hilliard Summit management agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Hilliard Summit property. Pursuant to the Hilliard Summit management agreement, Hilliard Meadows will pay the property manager a monthly management fee in an amount equal to 3.0% of the Hilliard Summit property’s gross collections (as defined in the Hilliard Summit management agreement) for each month. The Hilliard Summit management agreement has an initial term that expires on September 28, 2013 and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Hilliard Summit management agreement. Hilliard Meadows may terminate the Hilliard Summit management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Hilliard Summit management agreement due to a material breach of the other party’s obligations under the agreement that remains uncured for 30 days after written notification of such breach.
Description of the Property
The Hilliard Summit property is a 208-unit residential community constructed in 2011. The Hilliard Summit property is comprised of 25 two-story residential buildings on a 20.9-acre site. The apartments at the Hilliard Summit property consist of a mix of one, two and three-bedroom units averaging 1,166 square feet per unit. Average in-place monthly rent at the Hilliard Summit property was approximately $1,056 as of September 27, 2012. Unit amenities at the Hilliard Summit property include attractive painted white woodwork throughout, custom birch kitchen cabinetry and bathroom vanities, fully appointed kitchens with Whirlpool appliances, granite-like laminate kitchen tops with backsplash, washer and dryer hookups, oversized walk-in closets and private patio or balcony decks. In addition, select units have vaulted or nine-foot ceilings. Property amenities at the Hilliard Summit property include a lavishly decorated resort-style clubhouse, outdoor swimming pool, barbecue gazebo, outdoor lounge with fire pit, fitness center, community garden and free clubhouse Wi-Fi. Occupancy at the Hilliard Summit property was 99.5% as of September 27, 2012.
Management currently has no material plans for capital improvements at the Hilliard Summit property and believes that the Hilliard Summit property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Hilliard Summit property total approximately $650,000.
The Hilliard Summit property is located in a fast growing suburb approximately eight miles from downtown Columbus and is served by the Hilliard City School District, which is recognized for its academic excellence in Ohio. The Hilliard Summit property faces competition from other multifamily apartment properties located in the Columbus, Ohio market.
For federal income tax purposes, we estimate that the depreciable basis in the Hilliard Summit property will be approximately $22,200,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.